

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

December 14, 2009

By U.S. mail and facsimile to (215) 761-0440

Mr. Robert K. Moskovitz, Chief Financial Officer of the General Partner
Lease Equity Appreciation Fund I, L.P.
110 South Poplar Street, Suite 101
Wilmington Delaware 19801

> **RE: Lease Equity Appreciation Fund I, L.P.
> Form 10-K for the fiscal year ended December 31, 2008
> File No. 333-84730**

Dear Mr. Moskovitz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief